Stiefel Laboratories, Inc.
Barrier Therapeutics, Inc. [BTRX]
June 23, 2008
Exhibit 99.1 - Explanation of Responses
(1) As described in the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on July 3, 2008 with respect to the Issuer’s (as defined below) securities, Stiefel Laboratories, Inc. (“Stiefel”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 23, 2008, with Barrier Therapeutics, Inc. (the “Issuer”) and Bengal Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Stiefel (“Purchaser”) pursuant to which (A) Stiefel and Purchaser agreed to offer to purchase for cash all outstanding shares of the common stock , par value $0.0001 per share (the “Common Stock”) of the Issuer, at a price of $4.15 per share, net to the seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the time of the initial acceptance by Purchaser of any validly tendered and not properly withdrawn shares of Common Stock for payment pursuant to the Offer (as defined below) and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any, upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), and (B) upon the terms and subject to the conditions of the Merger Agreement, the parties agreed that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation. Charles W. Stiefel is the Chairman of the Board and Chief Executive Officer of Stiefel. Charles W. Stiefel, though his direct ownership of a majority of outstanding Class B shares of Stiefel (the Class B shares are entitled to elect a majority of the board of directors of Stiefel), and his ability pursuant to certain other arrangements to direct the voting of certain additional Class A and Class B shares of Stiefel, may be deemed to control Stiefel. As a result, Charles W. Stiefel may be deemed to share beneficial ownership of all shares of Common Stock beneficially owned by Stiefel. Charles W. Stiefel and Stiefel are referred to herein as the “Reporting Persons.”
In connection with the execution and delivery and delivery of the Merger Agreement, Stiefel entered into a tender and support agreement, dated as of June 23, 2008 (the “Cauwenbergh Support Agreement”), with Geert Cauwenbergh Ph.D., solely in such stockholder’s capacity as a stockholder of the Issuer, and Stiefel entered into a tender and support agreement, effective as of June 23, 2008 (the “JPMP Support Agreement” and, together with the Cauwenbergh Support Agreement, the “Stockholder Support Agreements”), with JPMP Capital Corp. and its affiliates (“JPMP” and, together with Dr. Cauwenbergh, the “Supporting Stockholders”), solely in such stockholder’s capacity as a stockholder of the Issuer. Pursuant to each Stockholder Support Agreement, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction unless such Stockholder Support Agreement is otherwise terminated. In addition, pursuant to the Cauwenbergh Support Agreement, Dr. Cauwenbergh has agreed to appoint Purchaser as its proxy with respect to the voting of the shares of Common Stock beneficially owned by him. By virtue of the Stockholder Support Agreements, as of June 23, 2008 the Reporting Persons may be deemed to share with the Supporting Stockholders the power to vote or direct the voting or disposition of 3,281,452 issued and outstanding shares of Common Stock and 290,470 shares of Common Stock issuable upon the exercise of options, beneficially owned by the Supporting Stockholders, to purchase shares of Common Stock, representing approximately 10.1% of the issued and outstanding shares of Common Stock as of June 16, 2008, as represented by the Issuer in the Merger Agreement.
Each Reporting Person does not have or share the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the Issuer’s securities to which the Stockholder Support Agreements relate and disclaims any beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities for purposes of Section 16 or for any other purposes.